February 5, 2020

Michael Lawless
Chief Executive Officer
Clip Interactive, LLC
5755 Central Ave, Suite C
Boulder, CO 80301

       Re: Clip Interactive, LLC
           Amendment No. 1 to Registration Statement on Form S-1
           Filed January 28, 2020
           File No. 333-235891

Dear Mr. Lawless:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 24, 2020 letter.

Amendment No. 1 to Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Going Concern, page 33

1.     We have considered your revised disclosure in response to prior comment
1. Please
       enhance your disclosure to specifically address how you intend to repay the remaining
       $2.0 million bank loan due on July 10, 2020, and your obligations under the arrangement with the shareholder who provides the collateral for this loan.
 Michael Lawless
FirstName LastNameMichael Lawless
Clip Interactive, LLC
Comapany NameClip Interactive, LLC
February 5, 2020
Page 2
February 5, 2020 Page 2
FirstName LastName
Business
Overview of Auddia, page 36

2. You discuss on pages 2 and 36 the results of the research you commissioned and present it as support for the commercial viability of your Auddia App product. Please disclose the date of the research and report. Identify the entity that conducted the research and file a consent from that entity to the reference to its research and report in the registration statement.
3. You disclose that the results of the research suggested $12 per month as the optimal price to maximize revenue and indicated that 29% of respondents were at least likely to subscribe to the product. Please clarify whether the results indicated that 29% of the respondents were likely to subscribe for $12 per month.
Our Existing Interactive Radio Platform, page 40

4. You disclose that one customer generates approximately 70% of your ongoing revenue.
         Please identify this material customer.
Financial Statements for the nine months ended September 30, 2019 (Unaudited), page F-1

5. Please include an "unaudited" caption in the heading of each of your financial statements and notes to financial statements. This comment also applies to your financial statements for the nine months ended September 30, 2019 included in your Selling Stockholder
         Resale Prospectus.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Emerging Growth Status, page Resale-35

6. Your disclosure states that you will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for public entities. This is inconsistent with your disclosure on page 35 of your Public Offering Prospectus. Please revise or advise.
        You may contact Laura Veator, Staff Accountant, at 202-551-3716 or Stephen Krikorian,
Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, Special Counsel, at
202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Stanley Moskowitz